Exhibit 3.1

AMENDMENT NO. 2 TO THE

AMENDED AND RESTATED BY-LAWS

OF

REPLIGEN CORPORATION.

Adopted May 24, 2012

The first sentence of Article I, Section 3 of the Amended and Restated By-Laws is hereby amended and restated to read as follows:

“Special meetings of the stockholders may be called at any time by the President, the Chairman or the Board of Directors; and shall be called by the Secretary or any officer upon the written request of one or more stockholders holding, in the aggregate, at least 30% of the outstanding shares of stock of the corporation entitled to vote at such meeting.”